Filed pursuant to Rule 424(b)(7)
 Registration No. 333-195557

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 19, 2014)

3,000,000 Shares

CAI International, Inc.

Common Stock

This prospectus supplement updates, amends and supplements certain information contained in the prospectus dated June 19, 2014 (the “Prospectus”), as supplemented by this prospectus supplement dated February 24, 2015, which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-195557) of CAI International, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 3,000,000 shares of our common stock by the selling stockholders  named in this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “CAP.” The last reported sales price of our common stock on February 23, 2015 was $23.88 per share.

Investing in our securities involves risk.  You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus and in the documents which are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2015.

    The section entitled “Selling Stockholders” in the Prospectus is hereby amended and supplemented by the following information:

SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of the selling stockholders that are offering shares of our common stock pursuant to this prospectus supplement and the Prospectus.  The shares held by Hiromitsu Ogawa and his affiliates were issued by us from time to time from our inception in various founders’ or compensatory transactions that were exempt from the registration requirements of the Securities Act of 1933, as amended.  The term “selling stockholder” also includes any transferees, pledgees, donees or other successors of interest to the selling stockholders named in the table below.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling stockholders named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 20,788,277 shares of our common stock outstanding as of January 31, 2015. Any material relationship that the selling stockholders have had with us during the past three years is described in the footnotes to the table. To our knowledge, there currently are no agreements, arrangements, or understandings with respect to the sale of any shares of our common stock.  Based on information we obtained from the selling stockholders and have not independently verified, none of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer.

	Beneficial Ownership Prior To The Offering			Beneficial Ownership After The Offering(1)
Name of Selling Stockholders	Shares	Percent	Shares Being Offered	Shares	Percent
Hiromitsu Ogawa and affiliates(2)(3)	4,381,574	21.1%	3,000,000	1,381,574	6.6%

(1)	Assumes all the shares of common stock offered by the selling stockholders are sold in the offering.

(2)	Consists of (i) 1,212,433 shares held directly by Mr. Ogawa, (ii) 2,675,214 shares held by the Ogawa Family Trust dtd 7/6/98 and (iii) 493,927 shares held by the Ogawa Limited Partnership. Mr. Ogawa is the trustee of the Ogawa Family Trust dtd 7/6/98, which is the general partner of the Ogawa Limited Partnership. The address for Mr. Ogawa and his affiliates is c/o CAI International, Inc., Steuart Tower, 1 Market Plaza, Suite 900, San Francisco, California 94105.

(3)	Mr. Ogawa is the founder of the Company and Chairman of the Board. From 1989 to November 2006, he served as our Chief Executive Officer, and from November 2006 until June 2009 he served as our Executive Chairman. In May and June 2014, we purchased, and subsequently cancelled, 400,000 shares of our common stock from Mr. Ogawa pursuant to our share repurchase plan authorized by the Board of Directors on February 27, 2014. The shares were purchased for proceeds totaling $8.8 million, at an average price of $21.92, which represented a modest discount to the closing share price on the dates of purchase.